UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Telekomunikasi Indonesia Tbk
April 6, 2023

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

-----------------------------------------------------

By: /s/ Edwin Julianus Sebayang

----------------------------------------------------

Edwin Julianus Sebayang

VP Investor Relations

No.:Tel.30/LP 000/DCI-M0200000/2023

Jakarta, April 6, 2023

To

Board of Commissioners of the Indonesian Financial Services Authority

Attn. Chief Executive of Capital Market Supervision

Gedung Sumitro Djojohadikusumo

Jl. Lapangan Banteng Timur No.2-4

Jakarta 10710

Re	:	The Signing of Conditional Spin-Off Agreement with PT Telekomunikasi Selular ("Telkomsel")

Dear Sir/Madam,

In compliance with Indonesian Financial Service Authority’s (Otoritas Jasa Keuangan/”OJK”) Regulation No. 31/POJK.04/2015 concerning Disclosure of The Information or Material Facts by The Issuer or Public Company, we hereby inform you that:

Issuer Name: PT Telkom Indonesia (Persero) Tbk

Business Sector: Telecommunication

Telephone: (+6221) 5215109

E-Mail: investor@telkom.co.id

1.	Information or Material Facts	The Signing of Conditional Spin-Off Agreement with PT Telekomunikasi Selular ("Telkomsel")
2.	Date	6 April 2023
3.	Description

The Company has signed Conditional Spin-Off Agreement with Telkomsel on 6 April 2023 ("Conditional Spin-Off Agreement") in relation to the Company's plan to carry out a corporate restructuring and business transformation by way of spin-off of the Company's IndiHome business segment serving individuals and individuals registered as micro enterprise customers covering the following services:

a.
internet;
b.
voice bundling, (including voice only (1P) with homewifi access);
c.
internet protocol television (IPTV);
d.
over-the-top (OTT); and
e.
digital services,

including the customers of (a) to (e) above, and the relevant assets and liabilities along with the agreed vendor contracts, to Telkomsel ("Proposed Spin-Off"). Under the Conditional Spin-Off Agreement, the value of IndiHome business segment that will be spun-off is in the amount of IDR58,249,920,571,200.

The Proposed Spin-Off is subject to the following conditions precedent, among others:

a.
The Company has announced the summary of spin-off plan in one newspaper with national circulation;
b.
The Company has obtained approval from its general meeting of shareholders; and
c.
Telkomsel has obtained approval from its general meeting of shareholders.

As part of this Proposed Spin-Off, the Company and Telkomsel have signed some other related agreements, i.e., Wholesale Agreement regarding infrastructure provision, TSA 1 regarding fixed broadband core service provision and TSA 2 regarding IT system service provision ("Related Transaction").

The reason and purpose of the Proposed Spin-Off is to maintain competitiveness and superiority of the Company in facing competition in the Indonesian telecommunications sector. In order to improve the quality of services provided to the customers, the Company plans to combine its fixed broadband and mobile broadband (cellular) into one subsidiary, i.e., Telkomsel. In addition, the Proposed Spin-Off is expected to also accelerate the process of equalizing broadband services for people throughout all regions of Indonesia.

Simultaneously with the Proposed Spin-Off, the other Telkomsel's shareholder, i.e., Singapore Telecom Mobile Pte Ltd ("Singtel") also decided to subscribe some Telkomsel new shares by way of cash injection into Telkomsel at the same Telkomsel valuation used by the Company to carry out the Proposed Spin-Off, i.e., in the amount of IDR2,713,081,886,064.

Telkomsel's capital structure is as follows:

A. Before the Proposed Spin-Off

B. After the Proposed Spin-Off

After all of the conditions precedent have been fulfilled, the Company and Telkomsel will execute a spin-off deed ("Spin-Off Deed").

More detailed information on the Proposed Spin-Off can be seen in the summary of spin-off plan that will be announced by the Company on the same date with this disclosure of information.

4.	The Impact of the Events

Given that the Proposed Spin-Off and Related Transaction carried out by the Company with Telkomsel (that is a consolidated subsidiary of the Company), no significant impact of the Proposed Spin-Off and Related Transaction towards the financial conditions of the Company.

5.	Others

This transaction is a material transaction for the Company (as referred to in the Financial Services Authority Regulation No. 17/POJK.04/2020 regarding Material Transactions and Changes in Business Activities) and an affiliated party transaction (as referred to in the Financial Services Authority Regulation No. 42/POJK.04/2020 regarding Affiliated Party Transactions and Conflict of Interest Transactions). The Company will fulfill the obligations based on those regulations before the execution of the Spin-Off Deed.

Thus, we submit this report. Thank you for your attention.

Best regards,

/s/ Edwin Julianus Sebayang

Edwin Julianus Sebayang

VP INVESTOR RELATIONS

CC:

1.	PT Bursa Efek Indonesia Melalui IDXNet;
2.	Telkom’s Trustee PT Bank Tabungan Negara (Persero); and
3.	Telkom’s Trustee PT Bank Permata Tbk.